Exhibit 20.1

VIA ELECTRONIC MAIL

Date

[Name of former Arkanova Energy, Inc. shareholder]

Dear Sir:

Re:	Consent, Waiver and Release of Covenant issued by Arkanova Energy Corporation (the “Company”) to the undersigned former shareholder of Arkanova Energy, Inc.

The Agreement and Plan of Merger dated October 20, 2006, among the Company, Arkanova Acquisition Corp. and Arkanova Energy, Inc. (the “Agreement”) contains a provision which provides that if the Company, during the 24 month period following March 1, 2007, the closing date of the Agreement (the “Closing Date”), issues or agrees to issue common shares in the capital of the Company (each, a “Share”), or issues or agrees to issue options, warrants or other rights to acquire Shares, at an effective price per Share which is less than $0.80 per Share (as adjusted for any stock dividends, share splits, consolidations or recapitalizations), then the former shareholders of Arkanova Energy, Inc. (the “Shareholders”), on a pro rata basis will be entitled to receive that number of additional Shares equal to the difference between $0.80 and the price at which the new Shares are issued (or the exercise price of the options, warrants, or other rights to acquire Shares, as the case may be), multiplied by 13,000,000 (being the number of Shares issued to the Shareholders on the Closing Date.)

On or about March 1, 2007, the Company, through its then President, Brian C. Doutaz (who coincidentally resigned that same day), signed (but apparently did not deliver to all Shareholders) separate, identical documents entitled “Covenant” for each of the Shareholders containing the same language as is set forth in Agreement (the “Covenant”).

As of May 5, 2008, the Company’s closing stock price as reports on Yahoo!Finance was $0.35 per Share, a price significantly lower than the $0.80 threshold contemplated by the Covenant.  As you may know, the Company is currently seeking an equity financing in order to continue its exploration program on its leasehold properties.  The Company, however, is unable to enter into a formal financing arrangement due to the Covenant and the significant dilutive effect the Covenant, if valid, will have on the Company’s number of issued and outstanding Shares if the Company completes the equity financing at the current market price.  The Company is dependent upon the successful and immediate completion of this financing, and the inability to close the financing will jeopardize the future operations of the Company.

The Company believes, for a variety of reasons, that the Covenant is neither valid nor enforceable.  However, in order for the Company to avoid potential costly and time-consuming litigation and to close the financing and continue its plan of operations, the Company is requesting that you, and each of the Shareholders eliminate the Covenant by:

(i)                                     consenting to the termination of the Covenant;

(ii)                                  waiving all rights under the Covenant against the Company; and

(iii)                               remising, releasing and forever discharging the Company of and from any and all claims and demands of every kind which the undersigned now has or ever had by reason of or arising out of or in any way connected with the Covenant.

If you agree to the above consent, waiver and release, please sign and fax a copy of this letter to the undersigned, Pierre Mulacek, President of the Company (Facsimile: (281) 362-2788), as soon as possible.  Also, please feel free to contact the undersigned at (281) 362-2787 if you have any questions with the foregoing.

The Company is asking you to sign this letter, which may have significant legal consequences to your rights, if any, under the Covenant.  The Company strongly recommends that you obtain independent legal advice with respect to this letter.  By signing this letter, you acknowledge and confirm that you have been advised to seek, and have sought or waived, independent legal advice with respect to this letter and your rights under the Covenant.

ARKANOVA ENERGY

CORPORATION

Per:
Name:	Pierre Mulacek
Title:	Chief Executive Officer and President

ACKNOWLEDGED AND AGREED TO, this            day of June, 2008, by:

If a Corporation, Partnership or Other	If an Individual:
Entity:

Print or Type Name of Entity	Signature

Signature of Authorize Signatory	Print or Type Name

Type of Entity